INVEST IN **HAPPYPILLAR**

Mental health support for everyone using the power of AI


happypillar
OPTIMIZE YOUR PARENTING,
TRANSFORM YOUR CHILD
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happypillar.com Austin TX

Software | Technology | Family | Female Founder | Artificial Intelligence

LEAD INVESTOR



Holly George President, Killington Mountain Homes

As a mother of 4 boys and a successful business woman, I believe that happypillar has the potential to make the world better in so many ways. My kids and I have benefitted from many forms of therapy and this technology platform will allow so many more families access to such a helpful tool. I've also worked with the founder in other jobs and she is amazing and brilliant. I believe and support the concept and I'm thrilled to be a part of this. The potential and applications for this are phenomenal!

Invested $100,000 this round

Highlights

1. 📈 Disrupting a $640B market with 11% CAGR
2. 👭 Market validation with over 100 parent unit users, growing 50% month-over-month
3. ✨ 400% growth rate for the next release
4. 👩🏾‍🦱 Founders worked with Fortune 10 companies on ML strategy, work featured in WSJ
5. 🚆 Went from idea to alpha in 2 weeks, amassed a 400 user waiting list in 3 weeks

5. 🚆 Went from idea to alpha in 2 weeks, amassed a 400 user waiting list in 3 weeks

Our Team



Samantha Gardner CEO and co-founder at Happypillar

10+ years experience providing GTM strategy services to Fortune 50 companies. Built



10+ years experience providing GTM strategy services to Fortune 50 companies. Built award-winning customer success teams at a16z and Accel-backed startups including Rasa and Sauce Labs. Made two humans.

Sam saw how behavioral therapy helped her four year old son and wanted more people to get these benefits. Mady wished her parents had access to Happypillar when she was growing up. We knew we needed to bring our technological skills and speed to help support families everywhere, after a challenging few years.



Mady Mantha CRO and co-founder at Happypillar

Ex-Rasa, Ex-Sirius. Strategic advisor to Fortune 10 companies on their machine learning initiatives. Work featured in WSJ. Led a successful exit with consumer app, FeedYou. Keynote at Microsoft Ignite and 50+ other tech conferences



Ben Quachtran Founding engineer at Happypillar

Ex-Disney, Ex-Rasa. Provided strategic planning and engineering services to Fortune 50 companies

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Pitch


PRIVILEGED & CONFIDENTIAL
happypillar
OPTIMIZE YOUR PARENTING,
TRANSFORM YOUR CHILD
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happy time
Pitch


This is Winston.
He's 4 years old.
He looks happy,
but he and his mom
were **miserable**.
(I'm his mom.)

Winston had temper tantrums **all the time.**
Everything was a fight. I felt **defeated.**

I asked his doctor for help. I was told this is "normal."
After a **long** two years, I had **no more patience.**

A friend recommended **parent-child therapy.**
Things improved dramatically!

Then I realized: we have a **bigger problem.**

THE PROBLEM

Parents and kids are
stressed and overwhelmed.
But they don't have to be.

THE SOLUTION

Accessible, evidence-based
mental health support
for everyone!

MISSION STATEMENT

happypillar makes families happier.
Our vision is to democratize mental health
support for families everywhere

SOLUTION

happypillar makes therapy *better, faster, and cheaper*

- Mental health support available 24/7
- No insurance, diagnosis, or paperwork
- Costs 93% less than traditional therapy
- Real time recommendations, powered by machine- learning and vetted by therapists



happy time
4m 57s
happypillar

Pitch

THERAPY

How it works

Developed by our in-house licensed mental health professionals and supported by our proprietary ML dataset



We **train** users on the **skills** of a play therapist, with specific guidelines for **language** during daily 5-minute therapy sessions



The app **listens** to the daily sessions: our tech **analyzes** the conversation and **identifies** personalized areas for **improvement**



Evidence proven outcomes:
- **decreased tantrums frequency**
- increased child **self-esteem**
- **increased sharing** and social skills
- **decreased** caregiver **stress**

Pitch

PRODUCT

happypillar has happy users!

"I like this! I really think it's helping her!❤️"

"I love that it's a short time commitment and she feels it already"

"Like it's our special time"

"Overall I've just been much more aware and in-tune with him, and with his and my interactions. Which is really cool!"

"I am not just saying this because you're my friend. I am so glad I started doing this"

Pitch

THE TEAM

Why us? Proven ability to execute and **we move fast.**

Feb 4	Have idea for kid therapy startup
Feb 11	Validate the idea and tech. Form Happypillar
Feb 28	Alpha version of app released to 40 parent-child user teams
Mar 4	Iterate on alpha based on user feedback
Mar 13	First alpha cohort closes
Apr 1	Second alpha candidate released to 60 parent-child user teams
May 1	Raised over $150K from hundreds of interested families



Releasing beta to a 400 user waitlist in June 2022!
Pitch

THE TEAM
More about us: engineers, leaders, innovators!
Sam Gardner CEO + CO-FOUNDER
Launched an app and company in 28 days. Over 10 years of experience providing digital innovation and GTM strategy services to Fortune 50 companies.Built award-winning customer success teams at a16z and Accel-backed startups including Rasa and Sauce Labs. Moonlights as a web developer. Made two humans.
Mady Mantha CRO + CO-FOUNDER
ML expert and product leader. As Director of Conversational AI at Sirius, lead the team that built Walmart's chatbot, featured in the Wall Street Journal. As Head of Product Marketing at Rasa, led GTM strategy, messaging and positioning. Sought-after keynote speaker at 50+ tech conferences including Microsoft Ignite, angel investor in 10+startups, led a successful exit of a consumer app startup.
Pitch





MARKET OPPORTUNITY
Total Addressable Market (TAM)
Global health and wellness estimated at $4.2 trillion
Serviceable Addressable Market (SAM)
Global mental wellness market estimated at $643 billion with 10% CAGR, accelerating since COVID-19
Target Market
Parents and caregivers with children, estimated at $100 billion with 11% CAGR
Market Share
With very little competition and just 1% market share, a $1 billion opportunity*
TAM $4.2T
SAM $643B
TARGET MARKET $100B
MARKET SHARE $1B
*forward-looking projections can't be guaranteed
Pitch



*Forward looking projections can't be guaranteed.

FINANCIAL MODEL
happypillar pricing
Flat rate pricing
$39.99 monthly
$385.99 yearly
Lifetime Value
$267 and 15% churn
$2.4M
projected revenue at 5000 MAU*
*forward-looking projections can't be guaranteed
Pitch





*Forward looking projections can't be guaranteed.

*Forward looking projections can't be guaranteed.

CONSUMER

Ideal consumer profile

A mom of children age 2-10, who is "president of everything" in her home.

She uses apps all day: shopping lists in *Any.do*, playdates in *iCal*, new friends from *Peanut*, *Calm* for meditation, a workout in *Peloton*, and *Disney+* to give herself a 20 minute break.

Age Range: 22-49
Occupation: either a working professional or SAHM
Education: College-educated, bachelors and above
Income: $100,000+ in median household income




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Pitch

GO-TO-MARKET

How **happypillar** reaches families

SOCIAL AND CONTENT

INFLUENCERS
Millennial and Gen-Z parents find products on Instagram, TikTok, Twitter, and Facebook

ORGANIC
Recommendations and word of mouth from successful users

BRAND AND PR
Features on news, blogs, and podcasts

ALLIANCES

ENTERTAINMENT
Reach families and audiences through kids' favorite content

EDUCATION
Reach families through schools and educational institutions

COMPLEMENTARY SERVICES
Partner with similar offerings in the adult mental health space

ADVERTISEMENTS

DIGITAL
Super-charged SEO and paid PPC strategy

PRINT AND MEDIA
Television and radio, transit ads (subway and airports), news media, and more

Pitch

GO-TO-MARKET

How **happypillar** makes money

Now

CONSUMER
Parents & caregivers

CLINICAL
Therapists provide to families on waitlists

LARGE SCALE
Insurance & government

Future

Pitch

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*Forward looking projections can't be guaranteed.

ROADMAP

How **happypillar** grows

THERAPY
MODALITIES



Expand offerings to
speech, occupational,
DBT, and more

MULTI-
LANGUAGE

Extend offerings to
multiple commonly
spoken languages

DIFFERENTIATNG
TECHNOLOGY

On-device inference
and proprietary
datasets are
differentiators and
moats



Ditch